As filed with the Securities and Exchange Commission on October 10, 2006

                                                    Registration No. 333 - 13866

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                                      SUEZ
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                 --------------

                             The Republic of France
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                              388 Greenwich Street
                            New York, New York 10013
                                (212) 816-6694
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                                 Tim Dunne, Esq.
                   General Counsel, SUEZ Energy North America
                             1990 Post Oak Boulevard
                                   Suite 1900
                              Houston, Texas 77056
                                 (713) 636-1603
   (Address, including zip code, and telephone number, including area code, of agent for service)

                       ----------------------------------

                                   Copies to:

Margaret E. Tahyar, Esq.                           Herman H. Raspe, Esq.
 Davis Polk & Wardwell                      Patterson, Belknap, Webb & Tyler LLP
  15, avenue Matignon                           1133 Avenue of the Americas
      75008 Paris                                 New York, New York 10036
         France

                       ----------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |_| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

                       ----------------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
      Title of Each Class of              Amount to be         Aggregate Price     Aggregate Offering        Amount of
    Securities to be Registered            Registered             Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing  one (1) ordinary
share, nominal value (euro)2 per
share of Suez                                  N/A                   N/A                  N/A                   N/A
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Post-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ------------------------------
1. Name of Depositary and address of its principal executive       Face of Receipt - Introductory Article.
   office
2. Title of Receipts and identity of deposited securities          Face of Receipt - Top Center.

Terms of Deposit:
     (i)    The amount of deposited securities represented by      Face of Receipt - Upper right corner.
            one American Depositary Share
     (ii)   The procedure for voting, if any, the deposited        Reverse of Receipt - Paragraph (16).
            securities
     (iii)  The collection and distribution of dividends           Reverse of Receipt - Paragraph (14).
     (iv)   The transmission of notices, reports and proxy         Face of Receipt - Paragraph (13);
            soliciting material                                    Reverse of Receipt - Paragraph (16).
     (v)    The sale or exercise of rights                         Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ------------------------------
     (vi)   The deposit or sale of securities resulting from       Face of Receipt - Paragraphs (3) and (6);
            dividends, splits or plans of reorganization           Reverse of Receipt - Paragraphs (14) and (18).
     (vii)  Amendment, extension or termination of the deposit     Reverse of Receipt - Paragraphs (21), (22) (no
            agreement                                              provision for extensions) and (25).
     (viii) Rights of holders of Receipts to inspect the           Face of Receipt - Paragraph (13).
            transfer books of the Depositary and the list of
            holders of Receipts
     (ix)   Restrictions upon the right to deposit or withdraw     Face of Receipt - Paragraphs (2), (3), (4), (6),
            the underlying securities                              (7), (9) and (10).
     (x)    Limitation upon the liability of the Depositary        Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (18) and (19).
     (xi)   Fees and charges which may be imposed directly or      Face of Receipt - Paragraph (10).
            indirectly on holders of Receipts

Item 2. AVAILABLE INFORMATION                                      Face of Receipt - Paragraph (13).

            The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the principal executive office of the Depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Letter Agreement amending the Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) (i) Form of Letter Agreement, amending the Deposit Agreement, dated as of September 4, 2001, by and among Suez (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (as proposed to be so amended, the "Amended Deposit Agreement"). -- Filed herewith as Exhibit (a)(i).

            (ii) Deposit Agreement, dated as of September 4, 2001, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a)(ii).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed with the Commission on August 31, 2001, as Exhibit (d) to the Registration Statement on Form F-6 (Reg. No. 333-13866).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the form of Deposit Agreement, by and among Suez, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 10th day of October 2006.

                                       Legal entity created by the Deposit
                                       Agreement for the issuance of American
                                       Depositary Receipts evidencing American
                                       Depositary Shares, each representing one
                                       (1) ordinary share, nominal value (euro)2 per share, of Suez.

                                       CITIBANK, N.A., solely in its capacity as Depositary


                                       By: /s/ Paul Martin
                                           -------------------------------------
                                           Name: Paul Martin
                                                 ----------------
                                           Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Suez certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Paris, France, on September 6, 2006.

                                       SUEZ


                                       By: /s/ Gerard Mestrallet
                                           -------------------------------------
                                           Name: Gerard Mestrallet
                                           Title: Chairman and Chief Executive
                                                  Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Yves de Gaulle or Patrice Herbet to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on September 6, 2006.

Signature                                   Title
---------                                   -----


/s/ Gerard Mestrallet                       Chairman and Chief Executive Officer
--------------------------------            (Principal Executive Officer)
Gerard Mestrallet


/s/ Gerard Lamarche                         Executive Vice-President, Finance
--------------------------------            (Chief Financial Officer)
Gerard Lamarche


/s/ Christelle Martin                       Senior Vice-President for Strategic
--------------------------------            Planning, Control and Accounting
Christelle Martin                           (Chief Accounting Officer)


/s/ Albert Frere                            (Director, Vice-Chairman)
--------------------------------
Albert Frere


/s/ Edmond Alphandery                       (Director)
--------------------------------
Edmond Alphandery


                                            (Director)
--------------------------------
Antonio Brufau


                                            (Director)
--------------------------------
Rene Carron

Signature                                   Title
---------                                   -----


/s/ Gerhard Cromme                          (Director)
--------------------------------
Gerhard Cromme


/s/ Etienne Davignon                        (Director)
--------------------------------
Etienne Davignon


/s/ Paul Desmarais, Jr.                     (Director)
--------------------------------
Paul Desmarais, Jr.


/s/ Richard Goblet d'Alviella               (Director)
--------------------------------
Richard Goblet d'Alviella


                                            (Director)
--------------------------------
Lord Simon of Highbury


/s/ Jacques Lagarde                         (Director)
--------------------------------
Jacques Lagarde


/s/ Anne Lauvergeon                         (Director)
--------------------------------
Anne Lauvergeon


/s/ Jean Peyrelevade                        (Director)
--------------------------------
Jean Peyrelevade


/s/ Thierry de Rudder                       (Director)
--------------------------------
Thierry de Rudder


/s/ Jean-Jacques Salane                     (Director)
--------------------------------
Jean-Jacques Salane


/s/ Tim Dunne                               Authorized Representative
--------------------------------            in the U.S.
Tim Dunne

                                Index to Exhibits

                                                                   Sequentially
Exhibit                  Document                                  Numbered Page
-------                  --------                                  -------------
(a)(i)                   Form of Letter Agreement amending
                         the Deposit Agreement

(a)(ii)                  Deposit Agreement, dated as of
                         September 4, 2001